UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BENEFIT STREET PARTNERS REALTY TRUST, INC.

(Name of Subject Company)

BENEFIT STREET PARTNERS REALTY TRUST, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

08181T100

(CUSIP Number of Class of Securities)

Richard J. Byrne

Chief Executive Officer and President

Benefit Street Partners Realty Trust, Inc.

9 West 57th Street, Suite #4920

New York, New York 10019

(212) 588-6770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael E. McTiernan, Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia  20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Comrit Investments 1, Limited Partnership (the “Bidder”) to purchase up to 1,800,000 of the outstanding shares of common stock, $0.01 par value per share (the “Shares”) of Benefit Street Partners Realty Trust, Inc., a Maryland real estate investment trust (the “Company”), at a price equal to $13.08 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the Securities and Exchange Commission (the “SEC”) on September 25, 2018 (the “Offer to Purchase”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Shares (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

Item 1. Subject Company Information.

The Company’s name and the address and telephone number of its principal executive office are as follows:

Benefit Street Partners Realty Trust, Inc.

9 West 57th Street, Suite #4920

New York, New York 10019

(212) 588-6770

This Schedule 14D-9 relates to the Shares, of which there were 32,620,659 outstanding as of June 30, 2018.

Item 2. Identity and Background of Filing Person.

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 1,800,000 Shares at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, the Tender Offer will expire at 11:59 p.m., Eastern Time, on November 9, 2018.

According to the Bidder’s Schedule TO, the business address and telephone number for the Bidder is 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101, + 972-3-519-9936.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2018 and incorporated herein by reference, including in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders” and “Certain Relationships and Related Transactions” therein. The Definitive Proxy Statement on Schedule 14A was previously delivered to all Stockholders and is available for free on the SEC’s web site at www.sec.gov and on the Company’s website at www.bsprealtytrust.com by clicking on “Investor Relations — SEC Filings.”

As of June 30, 2018 the Bidder owned 137,773 Shares.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review and analysis, the Board of Directors unanimously recommends that Stockholders reject the Tender Offer and not tender their Shares for purchase by the Bidder pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether or not to tender Shares to the Bidder pursuant to the Offer to Purchase and that an individual Stockholder may determine to tender based on, among other things, the individual Stockholder’s individual liquidity needs.

(b) Reasons for the Recommendation.

In making the recommendation described above, the Board of Directors: (i) consulted with the Company’s management; (ii) reviewed the terms and conditions of the Tender Offer; (iii) considered other information relating to the Company’s historical financial performance, loan portfolio and future opportunities; and (iv) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of properties, strategies and future prospects.

The Board of Directors considered a number of reasons in determining its recommendation, including the following material reasons:

•	The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase Shares at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded real estate investment trust (“REIT”), there is a limited market for the Shares and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information.”

•	The Company’s GAAP book value per Share as of June 30, 2018 is $18.95 which is 45% higher than the Offer Price. The Company’s most recent estimated net asset value per Share, which is as of September 30, 2017, was $19.02, which is also 45% higher than the Offer Price. Book value and estimated net asset value may not necessarily be representative of the liquidation value of the Company. The book value per Share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding Shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles (“GAAP”) and do not necessarily reflect fair value.

•	By accepting the Offer Price, Stockholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $1.44 per Share per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their Shares to the Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•	The Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Stockholders. Therefore, the Bidder acknowledges that the Offer Price was established based on the Bidder’s objectives and not based on what is in the best financial interest of Stockholders. The Bidder also acknowledges that the Offer Price is not based on its assessment of the fair value of the Shares.

•	Pursuant to the Company’s share repurchase program (“SRP”), which is subject to the restrictions set forth in the Company's periodic reports filed with the SEC, in July 2018 the Company used available dividend reinvestment plan (“DRIP”) proceeds to repurchase approximately 368,000 Shares from Stockholders based on the Company’s then current book value per Share of $18.99. In January 2019, the Company expects to use available DRIP proceeds to repurchase Shares from Stockholders who wish to sell at the lesser of our GAAP book value or estimated net asset value per Share as of September 30, 2018. The Company has not, and does not in the future intend to, fulfill SRP repurchase requests in amounts that exceed available DRIP proceeds.

•	The Bidder acknowledges that it has “not made an independent appraisal of the Shares” or the Company’s properties, and that it is “not qualified to appraise real estate.”

•	The Tender Offer requires each Stockholder to submit to the personal jurisdiction of the State of Maryland and to arbitrate any disputes that may arise between any Stockholder and the Bidder or any other party related to the Tender Offer. For most Stockholders and their counsel, the use of Maryland law and a mandatory Maryland arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a Stockholder and the Bidder or any other party related to the Tender Offer, the prevailing party will be entitled to recover attorney fees and costs. Finally, the Company believes that the requirement for tendering Stockholders to submit to the personal jurisdiction of the State of Maryland and the requirement to agree to arbitrate all disputes that may arise between any Stockholder and the Bidder is an impermissible limitation of a Stockholder’s protections under the Federal securities laws, and a violation of certain provisions of the Securities Exchange Act of 1934, as amended.

•	There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until November 9, 2018 and it may be extended by the Bidder in its sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Stockholders and unanimously recommend that Stockholders not tender their Shares to the Bidder.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Shares in the Tender Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Shares held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6. Interest in Securities of the Subject Company.

Except as set forth in this Schedule 14D-9, during the past sixty days, no transactions with respect to Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Share Repurchase Program: Pursuant to the SRP, which is subject to the restrictions set forth in the Company's periodic reports filed with the SEC, in July 2018 the Company used available DRIP proceeds to repurchase approximately 368,000 Shares from Stockholders based on the Company’s then current book value per Share of $18.99, which after application of holding period discount provisions of the SRP resulted in an average purchase price per Share of $18.70.

DRIP: Pursuant to the Company’s DRIP, Stockholders may currently reinvest monthly dividends paid on their Shares into new Shares at the most recent book value per Share. For the months ended July 31, 2018 and August 31, 2018, the Company sold 62,066 and 61,515 Shares, respectively, pursuant to the DRIP at a price of $18.95.

Private Placement: The Company is conducting ongoing private placements of the Shares, currently at a price of $16.71 per share. Since July 1, 2018, the Company has sold to accredited investors 5,135,187 Shares in these private placements and has received purchase commitments for an additional 1,196,888 Shares.

Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

Certain statements included in this Schedule 14D-9 are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of the Company and members of the management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes," “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The Company’s forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements, and thus the Company’s investors should not place undue reliance on these statements. The Company believes these factors include but are not limited to those described in Part I, Item 1A of the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors include:

•	the Company’s business and investment strategy;
•	the Company’s ability to make investments in a timely manner or on acceptable terms;
•	current credit market conditions and the Company’s ability to obtain long-term financing for the Company’s investments in a timely manner and on terms that are consistent with what the Company projects when it invests;
•	the effect of general market, real estate market, economic and political conditions, including the recent economic slowdown and dislocation in the global credit markets;
•	the Company’s ability to make scheduled payments on the Company’s debt obligations;
•	the Company’s ability to generate sufficient cash flows to make distributions to its stockholders;
•	the Company’s ability to generate sufficient debt and equity capital to fund additional investments;
•	the Company’s ability to refinance our existing financing arrangements;
•	the degree and nature of the Company’s competition;
•	the availability of qualified personnel;
•	the Company may be deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and thus subject to regulation under the Investment Company Act; and
•	the Company’s ability to maintain our qualification as a REIT.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2018, which is incorporated herein by reference.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Benefit Street Partners Realty Trust, Inc. Stockholders, dated October 9, 2018
(a)(2)	The information contained under the headings “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders” and “Certain Relationships and Related Transactions” of the Definitive Proxy Statement on Schedule 14A dated March 30, 2018 filed by Benefit Street Partners Realty Trust, Inc. with the SEC on March 30, 2018*
(a)(3)	The information contained under Part I, Item 1A of the Annual Report on Form 10-K filed by Benefit Street Partners Realty Trust, Inc. with the SEC on March 16, 2018*

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2018
	By:	/s/ Richard J. Byrne
Name: Richard J. Byrne
Title: Chief Executive Officer and President